Exhibit 99.1

Sappi Limited

Announcement

Immediate release

15 December 2011

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE000006284
NYSE code SPP
(“Sappi” or “the Company”)

1.	VESTING OF CONDITIONAL SHARE AWARDS GRANTED TO DIRECTORS OF LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the vesting of conditional share awards granted by Sappi to the undermentioned directors of the Company and its major subsidiary companies.  The necessary authority in terms of paragraph 3.66 was obtained and these were off-market transactions:

Nature of transaction	:	Vesting of grants of conditional share awards in terms of the Sappi Limited Performance Share Incentive Plan.

Date of transaction	:	14 December 2011 (date participants informed of vesting)

Number of conditional
Share awards granted	:	Various, see table below

Date of Grants	:
12 December 2007 and 15 December 2008 (6 additional grants for every 5 existing grants at R20,27 to take cognisance of Sappi Limited rights offer).   Applicable to 4 year period 1 October 2007 to 30 September 2011

Vesting period	:	4 years from date of grant

Percentage of grants vested	:	50%, see table below

Class of security	:	Ordinary shares

Extent of interest	:	Direct beneficial

Director’s Name	:	R J Boëttger

Company of which he is a director	:	Sappi Limited

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

50,000	25,000	25,000	Nil	25,000	630,000.00
60,000	30,000	30,000	24,131 shares	5,869	147,898.80
110,000	55,000	55,000		30,869	777,898.80

Director’s Name	:	H Boner
Company of which he is company secretary	:	Sappi Fine Paper Europe

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

12,000	6,000	6,000	Nil	6,000	151,200.00
14,400	7,200	7,200	5,791 shares	1,409	35,506.80
26,400	13,200	13,200		7,409	186,706.80

Director’s Name	:	H A de Jongh
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

16,000	8,000	8,000	Nil	8,000	201,600.00
19,200	9,600	9,600	7,722 shares	1,878	47,325.60
35,200	17,600	17,600		9,878	248,925.60

Director’s Name	:	R D Hope
Company of which he is a director	:	Sappi Fine Paper North America, Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

35,000	17,500	17,500	Nil	17,500	441,000.00
42,000	21,000	21,000	16,892 shares	4,108	103,521.60
77,000	38,500	38,500		21,608	544,521.60

Director’s Name	:	C M Mowatt
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

15,000	7,500	7,500	Nil	7,500	189,000.00
18,000	9,000	9,000	7,239 shares	1,761	44,337.20
33,000	16,500	16,500		9,261	233,337.20

Director’s Name	:	A Rossi
Company of which he is a director	:	Sappi Fine Paper North America, Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

15,000	7,500	7,500	Nil	7,500	189,000.00
18,000	9,000	9,000	7,239 shares	1,761	44,377.20
33,000	16,500	16,500		9,261	233 377.20

Director’s Name	:	L Swartz
Company of which she is a director	:	Sappi Southern Africa, Sappi Fine Paper North America

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

19,000	9,500	9,500	Nil	9,500	239,400.00
22,800	11,400	11,400	9,170 shares	2,230	56,196.00
41,800	20,900	20,900		11,730	295,596.00

Director’s Name	:	A Thiel
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

18,000	9,000	9,000	Nil	9,000	226,800.00
21,600	10,800	10,800	8,687 shares	2,113	53,247.60
39,600	19,800	19,800		11,113	280,047.60

Director’s Name	:	M R Thompson
Company of which he is a director	:	Sappi Limited

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

40,000	20,000	20,000	Nil	20,000	504,000.00
48,000	24,000	24,000	19,305 shares	4,695	118,314.00
88,000	44,000	44,000		24,695	622,314.00

Director’s Name	:	G M Van Aarde
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

10,000	5,000	5,000	Nil	5,000	126,000.00
12,000	6,000	6,000	4,826 shares	1,174	29,584.80
22,000	11,000	11,000		6,174	155,584.80

Director’s Name	:	A J W van der Merwe
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

8,000	4,000	4,000	Nil	4,000	100,800.00
9,600	4,800	4,800	3,861 shares	939	23,662.80
17,600	8,800	8,800		4,939	124,462.80

Director’s Name	:	B Wiersum
Company of which he is a director	:	Sappi Fine Paper Europe

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

40,000	20,000	20,000	Nil	20,000	504,000.00
48,000	24,000	24,000	19,305 shares	4,695	118,314.00
88,000	44,000	44,000		24,695	622,314.00

2.           DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding dealing in securities of Sappi by directors of the Company and its major subsidiaries.  The dealings were on-market transactions and clearances for the dealings were received in terms of Listings Requirement 3.66, as follows:

Director’s Name	:	R J Boëttger

Company	:	Sappi Limited

Date of transaction	:	14 December 2011

Nature of transaction	:	Sale of shares to defray taxation payable on 30 869 shares referred to under R J Boëttger in (1) above

Number of Shares sold	:	12,600

Selling price per share	:	R25.18 (523 Shares)
R25.00 (12,077 Shares)

Total Value	:	R315,094.14

Class of security	:	Ordinary shares

Extent of interest		Direct beneficial

Director’s Name	:	R D Hope

Company	:	Sappi Limited

Date of transaction	:	14 December 2011

Nature of transaction	:	Sale of shares to defray taxation payable on 21,608 shares referred to under R D Hope in (1) above

Number of Shares sold	:	8,700

Selling price per share	:	R25.00

Total Value	:	R217,500.00

Class of security	:	Ordinary shares

Extent of interest		Direct beneficial

Director’s Name	:	H A de Jongh

Company	:	Sappi Limited

Date of transaction	:	14 December 2011

Nature of transaction	:	Sale of shares

Number of Shares sold	:	9,878
Selling price per share	:	R24.65 (1,844 Shares)
R24.59 (2,000 Shares)
R24.58 (1,011 Shares)
R24.29 (3,292 Shares)
R24.63 (671 Shares)
R24.31 (1,060 Shares)

Total Value	:	R241,743.31

Class of security	:	Ordinary shares

Extent of interest		Direct beneficial